

Mail Stop 3628

April 4, 2007

Via U.S. Mail and facsimile to 44 20 7367 1650

Mark S. Bergman, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Alder Castle, 10 Noble Street
London EC2V 7JU
United Kingdom

> **Re:** **Asia Satellite Telecommunications Holdings Limited**
> **Schedule 13E-3**
> **Filed March 20, 2007**
> **File No. 05- 50088**

Dear Mr. Bergman:

We have reviewed the above referenced filing for legal issues related to Rule 13e-3 and Schedule 13E-3 only and have the following comments. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1. What consideration was given to whether Bowenvale Limited, CITIC Group and General Electric Capital Corporation are affiliates engaged in the going private transaction and should be filing persons on the Schedule 13E-3?

Scheme Document

Part VII – US Special Factors

2. To the extent practicable, quantify the "high cost" of NYSE listing and SEC registration requirements as noted at the bottom of page 44.

3. We note that during the second quarter of 2006, Able Star received proposals from several financial institutions as part of its process to consider alternatives.   What consideration was given to whether any or all such proposals are Item 1015 reports that should be summarized in, and filed with, the Schedule 13E-3? In this regard, please advise what type of analyses the proposals contained.

4. The January 10, 2007 presentation by Morgan Stanley would appear to be an Item 1015 report that should be summarized in accordance with Item 1015(b) of Regulation M-A. Please advise. In this regard, the filing of the "Excerpt of Summary Presentation" as Exhibit 99(c)(3) would not appear to satisfy the requirements of Item 1015.

5. Expand the disclosure regarding the February 27, 2007 Independent Board Committee meeting to explain the "additional analyses" requested by the members.

DCF Analysis, page 60

6. Expand to describe the DCF analysis in more detail. In addition, describe any adjustments made to the projections provided by management and the reasons therefor. We note from page 63 that the Independent Board Committee and CLSA may have varied some of the underlying assumptions.

       As appropriate, please amend your filing. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

·   the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203.

Very truly yours,

Pamela Carmody
Special Counsel
Office of Mergers & Acquisitions